THORIUM NUCLEAR ENERGY CORPORATION
                          19 East 200 South, Suite 1080
                           Salt Lake City, Utah 84111


                               September 13, 2005



Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

     Re:      Thorium Nuclear Energy Corporation
              Withdrawal of Registration Statement on Form SB-2
              File No. 333-114610

Ladies and Gentlemen:

         Please be advised that Thorium Nuclear Energy Corporation (the "Company") hereby requests withdrawal, effective immediately, of its registration statement on Form SB-2 filed with the SEC on April 19, 2004, and amended on January 25, 2005, together with all exhibits thereto, pursuant to the provisions of Rule 477 promulgated under the Securities Act of 1933, as amended, and per the power established by Rule 478 of said Act.

         Following a review of the registration statement, all SEC Staff comments and the current status of the Company, the Company has determined that it should withdraw its registration statement. The Company has concluded that it is not in a position to finalize the registration statement at this time and believes it to be in its best interest to withdraw the registration statement prior to its effectiveness.

         No securities have been sold or issued pursuant to or in reliance upon the registration statement and the Company did not realize any proceeds from the registration statement.

         Inquiries regarding the Company and its registration statement should be directed to our special legal counsel, Leonard E. Neilson, 8160 South Highland Drive, Suite 209, Sandy, Utah 84093, telephone (801) 733-0800, and fax
(801) 733-0808. Thank you for your courtesy and cooperation in this matter.

                                       THORIUM NUCLEAR ENERGY CORPORATION



                                       By:     /S/  STEVEN KESSLER
                                            ----------------------------------
                                               Steven Kessler, President

cc:  John Reynolds